SunCar Technology Group Inc.

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

March 20, 2023

Via Edgar

Cara Wirth/Donald Field

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunCar Technology Group Inc.
Amendment No. 2 to Registration Statement on Form F-4
Filed March 9, 2023, File No. 333-269295

Dear Ms. Wirth and Mr. Field:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of March 16, 2023 with respect to the Amendment No. 2 to Registration Statement on Form F-4 filed with the SEC on March 9, 2023 by SunCar Technology Group Inc. (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references in the responses refer to the relevant revisions in the Amendment No. 3 to the Registration Statement on Form F-4 (the “F-4/A No.3”) filed with the SEC concurrently with the submission of this letter.

Amendment No. 2 to Registration Statement on Form F-4 Filed March 9, 2023

Q: What is the effect of the GEM Purchase Agreement?, page 12

1.	We note your revised disclosure in response to comment 1, including your statement that “[s]ince SunCar controls the timing, quantity, as well as the threshold price (the lowest price at which SunCar may sell its shares) of each draw down, SunCar fully controls the impact on the prices of its ordinary shares in case of draw downs under the GEM Purchase Agreement, and can limit the negative price impact to any extent it requires.” Please revise to acknowledge that a negative price impact is a possible result under the GEM Purchase Agreement and remove the disclosure that you are able to “fully control” and “limit” any such negative price impact.

Response: In response to the Staff’s comments, the Company has revised its disclosure on Page 12 and Page 72 of the F-4/A No.3 to acknowledge the possible negative price impact under the GEM Purchase Agreement and removed the disclosure that the Company is able to “fully control” and “limit” any such negative price impact.

Prospectus Summary

Regulatory Approvals, page 20

2.	We note your disclosure regarding the regulatory updates on February 17, 2023 and February 24, 2023. Please revise as follows:

●	With respect to the Trial Measures, please elaborate on the type of sanctions that you might be subject to (quantify such sanctions if possible) and disclose who and/or which entity(ies) would be subject to such sanctions.

●	Please disclose whether your offering is effectively contingent upon complying with the Trial Measures and receiving CSRC approval. If it is not, please explain the consequences of listing and being declared effective and then subsequently failing to comply with the Trial Measures and/or being denied CSRC approval. Please revise to quantify any fines, penalties, or sanctions, and clarify who or which entity(ies) would be subject to such fines, penalties, or sanctions. If delisting is a potential consequence, please revise to state as much, disclose the impact on the value of your shares, and update your risk factor on pages 52-53 to reflect all material risks to investors.

Response:

○	In response to the Staff’s comment, the Company has revised its disclosure on pages 21, 53 and 196 of the F-4/A No.3 to elaborate the sanctions the Company might subject to in the event there is any noncompliance with the Trial Measures, including quantifying such sanctions based on the Trial Measures and the parties that would be subject to such sanctions.

○	The Company has revised the disclosure on pages 21 and 53 of the F-4/A No.3 to clarify that if the SEC declares the Company’s registration statement effective prior to March 31, 2023, it will not be required to comply with the requirements of the Trial Measures.

There are no specific sanctions under the Confidentiality and Archives Provisions dated February 24, 2023. Therefore, the Company has not revised the disclosure the way it is. However, the Company included a potential risk of delisting, not derived from the Trial Measures but in the event Chinese government exerts more oversight and control over transactions that are conducted overseas on page 53 of the F-4/A No.3.

Recent Developments

Nasdaq Deficiency Notice, page 28

3.	Please revise to disclose the current number of Goldenbridge public holders.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 28 of the F-4/A No.3.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Giovanni Caruso at (212) 407-4866, gcaruso@loeb.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Yongsheng Liu
Yongsheng Liu
Sole Director

cc:	Giovanni Caruso, Esq.